EXHIBIT 25

WET SEAL, INC.

September 3, 2014

Clinton Group, Inc.

601 Lexington Avenue

51st Floor

New York, New York 10022

Re: Letter Agreement

Reference is made to that certain Securities Purchase Agreement, dated as of September 3, 2014, by and among The Wet Seal, Inc. (the “Company”), Clinton Group, Inc. (“Clinton”), and certain other purchasers party thereto (the “Purchase Agreement”).

As an inducement to Clinton’s entering into the Purchase Agreement, the Company agrees, subject to the terms and conditions of this letter agreement, to appoint a designee of Clinton to the Board of Directors of the Company (the “Board”). Clinton has indicated that it desires to designate Greg Taxin (the “Candidate”) to stand for appointment to the Board.

In accordance with the foregoing, this letter agreement sets forth certain understandings among the parties in connection with the appointment of the Candidate to the Board.

The parties agree as follows:

1.	The Company agrees that:

a.	effective October 1, 2014, subject to (i) a determination by the Board that the Candidate meets applicable legal requirements for service as a director and the applicable independence requirements for compensation committee members of NASDAQ listed companies, and (ii) satisfactory completion of the Company’s standard director questionnaire and standard background check, the Board will appoint the Candidate as a director of the Company, with a term expiring at the next annual meeting of the Company’s stockholders; and

b.	following the appointment of the Candidate to the Board, the Board will, at the first meeting of the Board to take place after October 1, 2014, and upon the Candidate’s request, consider the appointment of the Candidate to one or more committees of the Board mutually agreeable to the Candidate and the Board.

2.	Each party hereto represents that this letter agreement has been duly authorized and approved by all necessary actions.

3.	This letter agreement shall not be assignable by either party hereto without the prior written consent of the other party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This letter agreement may not be amended or waived except by an instrument in writing signed by each of the parties hereto. This letter agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. The parties hereto agree that money damages may not be a sufficient remedy for any breach of this letter agreement and that the parties shall be entitled to injunctive or other equitable relief to remedy or prevent any breach or threatened breach. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

[Signature Page Follows]

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof by returning to The Wet Seal, Inc. an executed counterpart hereof.

Very truly yours,

THE WET SEAL, INC.

By: ____________________

Name: Steven H. Benrubi

Title: Executive Vice President, Chief Financial Officer

Accepted and agreed as of the date first above written:

CLINTON GROUP, INC.

in its capacity as investment manager

on behalf of various funds and managed

accounts that purchased securities pursuant

to the Securities Purchase Agreement

By: ____________________

Name: John L. Hall

Title: Authorized Signatory